FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                         For the month of February 2004


                               ABBEY NATIONAL PLC
                 (Translation of registrant's name into English)

                  Abbey House, 2 Triton Square, Regent's Place
                             London NW1 3AN, England
                    (Address of principal executive offices)



          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F ...X...       Form 40-F ......

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes ......              No ...X...

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                                   SCHEDULE 5

                         BLOCKLISTING SIX MONTHLY RETURN

To:      Listing Applications
         UK Listing Authority
         Financial Services Authority
         25, The North Colonnade
         Canary Wharf
         London, E14 5HS


               Please ensure the entries on this return are typed

1. Name of company

Abbey National plc

2. Name of scheme

Abbey National Sharesave Scheme

3. Period of return:

From        01.09.03                                  To     29.02.04

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

9,987,282

5. Number of shares issued / allotted under scheme during period:

263,414

6. Balance under scheme not yet issued / allotted at end of period

9,723,868

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

a) 25,000,000 Ordinary 10p shares. 25 August 1993
b) 4,500,000 Ordinary 10pshares. 30 March 2001
c) 10,000,000 Ordinary 10p shares. 12 September 2002


Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,462,813,034

Contact for queries

Name       Helen McKenzie

Address    Abbey National House (LD31N) 301 St Vincent Street, Glasgow, G2 5HN

Telephone  0141 275 9786

Person making the return

Name       Helen McKenzie

Position   Secretariat Assistant

Signature  "/s/" Helen McKenzie

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.




                                   SCHEDULE 5

                         BLOCKLISTING SIX MONTHLY RETURN

To:      Listing Applications
         UK Listing Authority
         Financial Services Authority
         25, The North Colonnade
         Canary Wharf
         London, E14 5HS


               Please ensure the entries on this return are typed

1. Name of company

Abbey National plc

2. Name of scheme

Abbey National Employee Share Option Scheme

3. Period of return:

From        01.09.03                                  To     29.02.04

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

1,585,043

5. Number of shares issued / allotted under scheme during period:

300

6. Balance under scheme not yet issued / allotted at end of period

1,584,743

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

a) 784,313      Ordinary 10p shares.   8 November    1996
b) 1,149,420    Ordinary 10p shares.   20 September 2000
c) 1,500,000    Ordinary 10p shares.   24 December  2001


Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,462,813,034

Contact for queries

Name       Helen McKenzie

Address    Abbey National House (LD31N) 301 St Vincent Street, Glasgow, G2 5HN

Telephone  0141 275 9786

Person making the return

Name       Helen McKenzie

Position   Secretariat Assistant

Signature  "/s/" Helen McKenzie

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


                                   SCHEDULE 5

                         BLOCKLISTING SIX MONTHLY RETURN

To:      Listing Applications
         UK Listing Authority
         Financial Services Authority
         25, The North Colonnade
         Canary Wharf
         London, E14 5HS


               Please ensure the entries on this return are typed

1. Name of company

Abbey National plc

2. Name of scheme

Abbey National Executive Share Option Scheme

3. Period of return:

From        01.09.03                                  To     29.02.04

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

983,642

5. Number of shares issued / allotted under scheme during period:

343,156

6. Balance under scheme not yet issued / allotted at end of period

640,486

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

a) 2,500,000   Ordinary 10p shares.   25 August 1993
b) 1,500,000   Ordinary 10p shares.   31 March  1999
c) 1,500,000   Ordinary 10p shares.   07 September 2001


Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,462,813,034

Contact for queries

Name       Helen McKenzie

Address    Abbey National House (LD31N) 301 St Vincent Street, Glasgow, G2 5HN

Telephone  0141 275 9786

Person making the return

Name       Helen McKenzie

Position   Secretariat Assistant

Signature  "/s/" Helen McKenzie

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       ABBEY NATIONAL PLC

Date: 27 February 2004
                                       By  /s/ Helen McKenzie
                                       Helen McKenzie Abbey National Secretariat